SC Distributors, LLC

(SEC I.D. No. 8-68338)

Statement of Financial Condition

As of December 31, 2020

Filed Pursuant to Rule 17a-5(e)(3) as a Confidential Document

SC Distributors, LLC
Index
December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68338

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SC Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

695 Town Centre Drive, Suite 600
(No. and Street)

Costa Mesa	**CA**	**92626**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Kearny	**949-432-9465**
	(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – if individual, state last, first, middle name)

600 Anton Boulevard, Suite 500	**Costa Mesa**	**CA**	**92626**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James Kearny**   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

SC Distributors, LLC   , as

of **December 31**   , 20 **20**   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CCO
_____
Title

See Attached Jurat
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 19th day of March, 20 21, by James Robert Kearny,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

RUCHIR MANESH SHAH
COMM. #2190949
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Commission Expires 04/15/2021
CSP1

(Seal) Signature Ruchir Manesh Shah

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.



BDO

Tel: 714-957-3200
Fax: 714-957-1080
www.bdo.com

600 Anton Blvd., Suite 500
Costa Mesa, CA 92626

Report of Independent Registered Public Accounting Firm

The Member
SC Distributors, LLC
Costa Mesa, California

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of SC Distributors, LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2016.

March 19, 2021

International BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

SC Distributors, LL
Statement of Financial Condition
As of December 31, 2020

(Dollars in 000's)

Assets

Cash	$	2,376
Fees and commissions receivable		294
Reimbursable expenses receivable, net		1,189
Prepaid and other assets		172
Property and equipment, net		30
Due from affiliates		141
Total assets		4,202

Liabilities and Member's Capital

Accounts payable and accrued expenses		586
Accrued compensation and benefits		447
Note payable		734
Total liabilities		1,767
Commitments and contingencies		-
Member's Capital		2,435
Total liabilities and member's capital	$	4,202

The accompanying notes are an integral part of the financial statements.

5

(Dollars in 000's)

1. Organization of the Company

SC Distributors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was organized as a limited liability company under the laws of the State of Delaware on March 31, 2009, and commenced operations as a FINRA limited purpose broker-dealer on September 28, 2010. The Company had a single member, Carter Validus Securities Holdings, LLC ("CVSH"), which was owned by Strategic Capital Management Holdings, LLC, formerly known as Validus/Strategic Capital Partners, LLC ("SCMH" or the "Member"). In 2019, CVSH merged with SCMH.

On August 29, 2014, SCMH was acquired by RCS Capital Corporation ("RCAP"). On January 29, 2016, SCMH and its subsidiaries were sold to Validus/Strategic Capital, LLC, the indirect members of which are substantially similar to the indirect members prior to the sale to RCAP.

The Company is a dealer-manager for public non-traded real estate investment trusts ("REITs"), for a public, non-traded business development company ("BDC"), and for public, non-traded limited liability companies ("LLCs") (collectively referred to as the "Non-Traded Product Sponsors"). The Company also serves as an agent for private placements of securities issued by nonpublic collective investment vehicles that are excluded from the definition of "investment company" under the Investment Company Act of 1940.

Liquidity
As reported in the financial statements, the Company has incurred losses during the reporting period and expects to generate operating losses for the foreseeable future. As such, the Company is reliant upon capital support from the Member to fund operations. The Member has agreed to provide, or cause to be provided, the necessary financial support to fund operations for at least one year after the financial statements are issued.

COVID-19
On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the "COVID-19 pandemic") and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The COVID-19 pandemic has caused severe disruption to the United States and global economy. The economic environment has been adversely impacted leading to lower interest rates, illiquidity, and heightened volatility in the financial markets. Difficult market and economic conditions may adversely impact the Company due to, among other reasons, lack of investor confidence in the non-traded product market and a lack of potential buyers with financial resources.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. Management is actively monitoring the global situation on its financial condition, liquidity, operations, industry, and workforce. Due to the rapid development and fluidity of this situation, the Company cannot determine the ultimate impact that the COVID-19 pandemic will have on the Company's financial condition, liquidity, and future results of operations, and therefore any prediction as to the ultimate impact on the Company's financial condition, liquidity, and future results of operations is uncertain.

(Dollars in 000's)

On March 27, 2020, the "Coronavirus Aid, Relief, and Economic Security Act" (CARES) was signed in to law. The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations, increased limitations on qualified charitable contributions, and technical corrections to tax depreciation methods for qualified improvement property.

The CARES Act also appropriated funds for the SBA Paycheck Protection Program loans that are forgivable in certain situations to promote continued employment, as well as Economic Injury Disaster Loans to provide liquidity to small businesses harmed by COVID-19. In April 2020, the Company received funds under the Paycheck Protection Program in the amount of $734 (see Note 6).

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates, and those differences could be material.

Adoption of Recent Accounting Standards
On January 1, 2020, the Company adopted ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("ASC 326"), along with the related clarifications and improvements. FASB ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. As a result of adopting ASC 326, the Company's allowance for credit losses on financial assets that are measured at amortized cost will reflect management's estimate of credit losses over the remaining expected life of such assets. These expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amounts. Changes in the allowance for credit losses are reported in general, administrative and other expenses on the accompanying statement of operations. The impact of the new guidance primarily relates to the Company's reimbursable expenses receivable. The Company previously used the specific identification method for establishing credit provisions and write-offs of its reimbursable expenses receivable. The adoption of ASC 326 did not have a material effect on the Company's financial position, results of operations, or cash flows.

Effective January 1, 2019, the Company adopted ASC 842, Leases ("Topic 842") which requires lessees to recognize virtually all of their leases on the balance sheet, by recording a right-of-use asset ("ROU assets") and corresponding liability. The adoption of Topic 842 did not have a material effect on the Company's financial position, results of operations, or cash flows.

(Dollars in 000's)

Cash

The Company maintains all its operating cash with two major Federal Deposit Insurance Corporation ("FDIC") commercial bank financial institutions. The Company had approximately $1,900 in cash balances as of December 31, 2020, that were in excess of the FDIC insured limits. The Company has never experienced any losses related to these balances.

Commissions, Dealer Manager and Distribution Fees Receivable

Commissions, dealer manager and distribution fees receivable primarily consist of commission, dealer manager and distribution fees from the sale of the Non-Traded Product Sponsors.

Reimbursable Expenses Receivable, Net

Reimbursable expense receivable ("O&O") represents amounts due for the reimbursement of organizational and offering costs previously paid by the Company on behalf of, and in connection with, the distribution and sale of Non-Traded Product Sponsors. Such O&O costs include legal fees related to the formation and organization of an issuer of the Non-Traded Product Sponsors and the preparation of offering materials, registration fees, if applicable, meeting and conference sponsorships, travel, and promotional items.

Allowance For Credit Losses

The allowance for credit losses on financial assets reflects management's estimate of credit losses over the remaining expected life of such assets. The determination of the credit allowance is based on an evaluation of each of the financial assets, including general economic conditions and estimated collectability. The Company evaluates the collectability based on a combination of credit quality indicators, including, but not limited to, payment status, historical charge-offs, and financial strength of the creditor. A financial asset is considered to have deteriorated in credit quality when, based on current information and events, it is probable that the Company will be unable to collect all amounts due. As of December 31, 2020, the Company has recorded an allowance for credit losses of $231. To the extent assumptions used by management do not prevail, loss experience could be materially different.

Prepaid and Other Assets

Prepaid and other assets consist primarily of prepaid insurance and regulatory fees.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation and/or amortization. Major betterments are capitalized while routine repairs and maintenance are charged to expense as incurred. Office furniture, equipment, computer hardware and software are depreciated on a straight-line basis over their estimated useful lives which range from three to seven years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease (See Note 5).

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever *events or changes in circumstances indicate that the carrying amount may not be recoverable.* The carrying amount of a long-lived asset is considered impaired when anticipated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

(Dollars in 000's)

Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell. For the year ended December 31, 2020, no impairments of long-lived assets were recorded.

Commissions, Distribution Fees and Marketing Fees Payable to Broker-Dealers

The Company pays commissions and distribution fees to broker-dealers in connection with the distribution and sale of shares or units of the Non-Traded Product Sponsors. The Company pays marketing fees to certain retail broker-dealers for marketing services provided by such broker-dealers. As of December 31, 2020, there was approximately $311 recorded for commissions, distribution fees and marketing fees payable to broker-dealers. These amounts are recorded in accounts payable and accrued expenses on the accompanying statement of financial condition.

Accrued Compensation and Benefits

Accrued compensation and benefits primarily consists of payroll, commissions, accrued vacation and bonuses due to employees of the Company. The accrued commissions are a function of sales volume and are paid to our external wholesalers, internal sales force and sales management personnel.

Income Taxes

The Company is a limited liability company that elected to be treated as a partnership for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies that elect to be treated as a partnership, no federal income tax is paid by the Company as an entity. The Member reports on its federal and state income tax returns its share of income, gains, losses, deductions, and credits, whether or not any actual distribution is made to such member during a taxable year. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

The Company follows accounting policies under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes, regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Management has analyzed the Company's tax positions taken in all potential open tax years and has concluded that as of December 31, 2020, there are no positions which would call into question the Company's tax-exempt status. As such, the Company does not have an accrual for uncertain tax positions. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. For the year ended December 31, 2020, the Company did not incur interest expense or penalties.

Concentrations

As of December 31, 2020, the Company's receivable balance, excluding distribution receivables, is comprised of $796 and $722 due from SDCF and SWIF, respectively.

3. Fair Value Disclosures

FASB ASC 820, Fair Value Measurement ("ASC 820"), establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a

SC Distributors, LLC
Notes to Financial Statements
December 31, 2020

(Dollars in 000's)

principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

As of December 31, 2020, the Company has no assets or liabilities that are measured at fair value on a recurring basis.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 1 c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250 or 2% of aggregate debit items.

At December 31, 2020, the Company had net capital of $1,631 which was $1,381 in excess of its required minimum net capital of $250.

5. Property and Equipment, net

Property and equipment, net as of December 31, 2020, are as follows:

Computer equipment and software	$	
Office equipment and fixtures		59
Less accumulated depreciation and amortization		(136)
Property and equipment, net	$	30

6. Paycheck Protection Program - Debt

In April 2020, the Company received a loan in the amount of $734 under the Paycheck Protection Program established by the CARES Act. The loan has an interest rate of 1.0% and matures in April 2022 with principal payments deferred for ten months and interest accruing from the date of the loan.

The application for these funds required the Company to, in good faith, certify that the current economic uncertainty made the loan request necessary to support the ongoing operations of the Company. This certification further requires the Company to take into account the Company's current

(Dollars in 000's)

business activity and management's ability to access other sources of liquidity sufficient to support ongoing operations in a manner that is not significantly detrimental to the business. Management believes that it has met the criteria for the full forgiveness of the loan and as such, has excluded this amount for purposes of the net cap calculation. Subsequent to year end, the Management has applied for the full forgiveness of the loan. The forgiveness of the loan by the SBA, or any portion thereof, is not assured.

7. Related-Party Transactions

SCMH had an interest in the Advisor of CVMCRII which was sold on September 30, 2020.

Management Fees
As of December 31, 2020, the Company had a receivable of $93 due from SCMH.

Strategic Capital Advisory Services, LLC ("SCAS") is wholly owned by SCMH and is considered an affiliate of the Company and $17 was due to SCAS as of December 31, 2020.

Strategic Capital Fund Management, LLC ("SCFM") is wholly owned by SCMH and is also considered an affiliate of the Company. As of December 31, 2020, the Company had a receivable of $38 from SCFM.

8. Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service. As of December 31, 2020, the Company did not match contributions.

9. Commitments and Contingencies

In the normal course of business, the Company is involved in various claims, securities regulatory audits and investigative or enforcement matters and other legal proceedings. These matters are not expected to have a material adverse effect on the Company's financial statements.

10. Regulatory Requirements

Information Relating to Possession or Control Requirements and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission
The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 15c3-3 and will file the Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. In addition, the Company does not prepare a Computation for Determination of Reserve Requirements.

SC Distributors, LLC
Notes to Financial Statements
December 31, 2020

(Dollars in 000's)

11. Subsequent Events

The Company has evaluated subsequent events through March 19, 2021, which is the date that the financial statements were issued. There were no significant subsequent events that would require adjustments to or disclosure in the financial statements except for the following:

- Subsequent to December 31, 2020 and through March 19, 2021 the Company received $950 in capital contributions from the Member.